Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606
October 7, 2008
Mr. Larry Greene
Securities and Exchange Commission
Office of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Re: Van Kampen Retirement Strategy Trust —
Registration Statement on Form N-1A
(the “Registration Statement”)
(File Nos. 333-149499 and 811-22188)
Dear Mr. Greene:
          Thank you for your written comment letter dated April 8, 2008 and your additional telephonic comments on June 19, 2008, August 28, 2008 and October 2, 2008 regarding the Registration Statement on Form N-1A for Van Kampen Retirement Strategy Trust (the “Registrant”), on behalf of its series, Van Kampen 2050 Retirement Strategy Fund, Van Kampen 2045 Retirement Strategy Fund, Van Kampen 2040 Retirement Strategy Fund, Van Kampen 2035 Retirement Strategy Fund, Van Kampen 2030 Retirement Strategy Fund, Van Kampen 2025 Retirement Strategy Fund, Van Kampen 2020 Retirement Strategy Fund, Van Kampen 2015 Retirement Strategy Fund, Van Kampen 2010 Retirement Strategy Fund and Van Kampen In Retirement Strategy Fund (each a “Fund” and, collectively, the “Funds”), filed with the Securities and Exchange Commission (the “Commission”) on March 3, 2008 under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). On behalf of the Funds, we have provided our response to your comments below. Where changes were necessary in response to your comments, they were reflected in Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A, which was filed via EDGAR on September 9, 2008 and in the Fund's Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement, which will be filed via EDGAR on or about October 7, 2008.

General

Comment 1	Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission’s plain English requirements. For example:

(a)    reformat the disclosures appearing in all capital letters on the prospectus cover, as well as similar disclosure appearing elsewhere in the filing. Please use a different means to make the disclosure prominent (e.g., bold),

(b) delete the duplicative disclosure in the paragraph sub-captioned “Corporate Fixed Income Securities,”

(c)    if the phrase “target maturity date” appearing under the sub-caption “Target Allocation Risk” refers to a concept other than each Funds’ target retirement date, add appropriate clarifying disclosure, and

(d)    clarify the disclosure in the eighth paragraph under the caption: “How to Buy Shares” regarding retirement accounts to refer specifically to tax code related retirement accounts, less shareholders confuse such references with regular accounts in each of the Funds.

Response 1	(a) The Funds have reformatted the disclosure appearing in all capital letters on the prospectus cover and have confirmed that no other disclosure appears in all capital letters.

(b) The Funds have deleted the duplicative disclosure in the section entitled “Investment Objectives, Principal Investment Strategies and Risks — Fixed Income Underlying Funds — Corporate fixed income securities.”

(c) The phrase “target maturity date” refers to each Fund’s target retirement date and thus, the Funds have changed the term “target maturity date” to “target retirement date.”

(d) The Funds believe that the disclosure is currently stated in a clear and Plain English manner for shareholders and thus, do not believe that additional disclosure is necessary.

Comment 2	The registration statement filed on EDGAR includes series and class identifiers for only one series, Van Kampen Strategy Trust, with four classes for that series, Class A, Class C, Class I, and Class R. The filing is intended, however, to cover ten Funds, each with multiple classes. Under rule 313 of Regulation S-T, an EDGAR submission does not constitute a filing for a series or class unless it includes the appropriate series and class identifiers. Your pre-effective amendment should add the identifiers for all series and classes covered by the filing.

Response 2	Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A will contain the identifiers for all series and classes covered by the Registration Statement.

Comment 3	Disclosure captioned “Alternative Investments Funds — Real Estate, REITS and Foreign Real Estate Companies” discusses investments in real estate securities. Other disclosure indicates that a Fund may invest in pools of mortgages, municipal obligations, strategic transactions and structured products. As to all such investments indicate if they are or may be materially affected by the volatility in or stemming from, the turmoil in the sub-prime mortgage market; and if so, add appropriate risk disclosure to each prospectus. Similarly, disclosure in Appendix A regarding the Van Kampen Core Equity Fund indicates that it will acquire common stocks and other equity securities. If the highlighted investments may include auction rate securities, add disclosure consistent with the above. Further, if other underlying funds may acquire auction rate securities, please disclose that fact and appropriate risk disclosure.

Response 3	The final three sentences of the second paragraph of the section entitled “Investment Objectives, Principal Investment Strategies and Risks — Fixed Income Underlying Funds — Mortgage-backed securities” states:

An unexpectedly high rate of defaults on mortgages held by a mortgage pool may adversely affect the value of a mortgage backed security and could result in losses to an Underlying Fund. The risk of such defaults is generally higher in the case of mortgage pools that include subprime mortgages. Subprime mortgages refer to loans made to borrowers with weakened credit histories or with lower capacity to make timely payments on their mortgages.

In addition, none of the Underlying Funds’ prospectuses contain disclosure indicating that any currently intend to invest in auction rate securities as a principal investment strategy. Accordingly, the Funds respectfully submit that no additional disclosure is necessary.

Comment 4	We remind all registrants of the obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Response 4	Each Fund intends to comply with Rule 17g-1(g) under the 1940 Act by filing its fidelity bond electronically with the Commission.

Comment 5	Disclosure should be added to an appropriate section, or sections, of the prospectus, e.g., “Investor Profile” or “How to Buy Shares,” regarding the appropriateness of the Funds for investors who do not plan to retire near the retirement date targeted by the Fund.

Response 5	The second paragraph of the section entitled “Risk/Return Summary — Overview” states: “Each Fund seeks to provide an asset allocation strategy designed for investors planning to retire on or about a specific year, except for the Van Kampen In Retirement Strategy Fund (the “In Retirement Strategy

Fund”) which is designed to provide income for investors who have already retired.” Moreover, the second paragraph of the section entitled “Risk/Return Summary — Principal Investment Strategies” states:

The Funds are designed primarily for investors seeking a professionally managed investment program to simplify the accumulation of assets prior to and during retirement. Each Fund (other than the In Retirement Strategy Fund) is managed based on an approximate retirement year (the “target retirement date”) included in its name. In general, the Funds’ investment programs assume the investor turns 65 on or about the target retirement date. To accommodate a wider range of investor preferences and retirement time horizons than is possible with a single fund, the Van Kampen Retirement Strategy Funds offer ten Funds with different combinations of asset allocations. Choosing a Fund with an earlier target retirement date generally represents a more conservative choice and choosing a Fund with a later target retirement date generally represents a more aggressive choice. The In Retirement Strategy Fund seeks to provide a level of return able to sustain systemic withdrawals for investors who have already retired.

Accordingly, the Funds respectfully submit that there is adequate disclosure regarding for whom the Funds are intended. As noted in the disclosure quoted above, the Funds believe that they are an appropriate investment for someone planning to retire at a different time than the target retirement date, depending on an investor’s risk tolerance. The Funds have, however, added a bullet point item to the “Investor Profile” stating that the Funds may be appropriate for investors who “[p]lan to retire on or about the target retirement date of such Fund.”

Comment 6	Disclosure in the filing indicates that each Fund intends to distribute its net investment income and to distribute its capital gains, including capital gain dividends received from underlying funds, at least annually. Explain to the staff whether there is a risk that the Funds may at times make payments from sources other than income or capital gains that represent a return of a portion of a shareholder’s investment. If appropriate, add disclosure at an appropriate location regarding the risks to Fund investors of distributions consisting of returns of capital. Disclose the type of notice to be provided to shareholders describing the character of the distributions. In addition, disclose the tax consequences of a return of capital distribution. For example, disclose how a shareholder’s basis in a Fund is reduced.

Response 6	There is a risk, which the Funds believe is remote given the nature of the Funds, that the Funds may at times make payments that represent a return of a portion of a shareholder’s investment. The final two sentences of the first paragraph of the section entitled “Federal Income Taxation” state:

Each Fund expects that its distributions will consist primarily of ordinary income and capital gain dividends. Distributions in excess of a Fund’s earnings and profits will first reduce the adjusted tax basis of a shareholder’s shares and, after such adjusted tax basis is reduced to zero, will constitute capital gains to such shareholder (assuming such shares are held as a capital asset).

In addition, the second sentence of the second paragraph of the section entitled “Federal Income Taxation” states:

Each Fund will inform its shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

Thus, given the remote likelihood of any returns of capital in these Funds and the disclosure above, the Funds respectfully submit that no additional disclosure is necessary.

Comment 7	Add disclosure in substantially the following form: The Funds are not intended for pre-retirement wealth accumulation. They are intended to provide for distribution of assets during retirement.

Response 7	The Funds respectfully submit that the prospectus currently contains disclosure substantially similar to that contained in Comment 7 above. The second paragraph of the section entitled “Risk/Return Summary — Overview” states: “Each Fund seeks to provide an asset allocation strategy designed for investors planning to retire on or about a specific year, except for the Van Kampen In Retirement Strategy Fund (the “In Retirement Strategy Fund”) which is designed to provide income for investors who have already retired.” Moreover, the first two sentences of the second paragraph of the section entitled “Risk/Return Summary — Principal Investment Strategies” states: “The Funds are designed primarily for investors seeking a professionally managed investment program to simplify the accumulation of assets prior to and during retirement. Each Fund (other than the In Retirement Strategy Fund) is managed based on an approximate retirement year (the “target retirement date”) included in its name.” Accordingly, the Funds respectfully submit that no additional disclosure is necessary.

Prospectus

Comment 8	The first paragraph under the sub-caption “Principal Investment Strategies” indicates that each Fund will seek to achieve its investment objective by investing in a portfolio of underlying funds. Indicate whether the adviser will waive any of its fees in connection with a Fund’s investment in an affiliated fund.

Response 8	The first footnote to the table in the section entitled “Fees and Expenses of the Funds,” which is labeled with an asterisk, describes the waivers and reimbursements of fees and expenses (including indirect expenses from the

Affiliated Underlying Funds and Unaffiliated Underlying Funds) to which the Funds’ investment adviser has agreed. The Funds believe that this is in compliance with Instruction 3(e) to Item 3 of Form N-1A and accordingly, the Funds respectfully submit that no additional disclosure is necessary.

Comment 9	If appropriate, indicate how an investor should utilize the allocation table on page 3 if they are considering retiring at a later age, e.g., age 75. Further, with respect to the table, clarify whether the table is based on a mortality assumption, such that the expected life span of a retiree will match the expected payout of the Fund, or is age 65 chosen as a typical retirement age.

Response 9	The Funds respectfully submit that the disclosure as stated in the second paragraph in the section entitled “Risk/Return Summary — Principal Investment Strategies,” currently addresses the Staff’s comments. With respect to the first point, it currently states “[c]hoosing a Fund with an earlier target retirement date generally represents a more conservative choice and choosing a Fund with a later retirement date generally represents a more aggressive choice.” In addition, with respect to the second point, the disclosure currently states, "[e]ach Fund (other than the In Retirement Strategy Fund) is managed based on an appropriate retirement year (the “target retirement date”) included in its name. In general, the Funds’ investment programs assume the investor turns 65 on or about the target retirement date.” Thus, the Funds do not believe that additional disclosure is necessary.

Comment 10	The substance of Appendix A should be made a part of the Item 2 discussion. The principal strategies of the underlying funds should be discussed as they relate to each Fund.

Response 10	The Funds believe that the section entitled “Risk/Return Summary” currently contains the disclosure required by Item 2 of Form N-1A. Item 2 requires that the Funds describe each of their (i) investment objectives, (ii) principal investment strategies and (iii) principal investment risks, among other things. The Funds respectfully submit that the substance of Appendix A of the prospectus is already incorporated into the body of the prospectus. Providing the names of the Underlying Funds, their adviser/subadviser, and their objective and principal investment strategies in Appendix A is not required at all in the prospectus, and the Funds believe that moving the language into the body of the prospectus would take away from the existing disclosure. The Underlying Funds’ investment objectives and principal investment strategies are not the investment objectives and principal investment strategies of the Funds and the Funds believe that to discuss theses matters in the “Risk/Return Summary” would be confusing to shareholders. The Funds agree with the staff that to the extent that a shareholder is interested in seeing this information, the Funds have provided a cross-reference to Appendix A, including a statement that such Appendix “shows such Underlying Fund’s investment adviser and/or investment subadviser and its investment objective(s) and primary investment strategy” in the section entitled “Risk/Return Summary — Principal Investment Strategies.” In addition, because the Underlying Funds in which each Fund invests will change over time according to market conditions, and because the Funds’ investment adviser may select new or different Underlying Funds other than those listed on Appendix A, it is more practical to present the information in an appendix.

Comment 11	Disclosure in the eleventh paragraph under the sub-caption “Principal Investment Strategies” states that: “Beginning with a Fund’s target retirement date, the Fund’s board of trustees may approve combining such Fund with the In Retirement Strategy Fund. The board will approve a combination with the In Retirement Strategy Fund if it determines the combination to be in the best interest of Fund shareholders.” If these matters will not be put to a vote of shareholders, explain the basis for that determination. Also, explain whether shareholders in affected Funds will be notified regarding any planned combination of Funds.

Response 11	The Declaration of Trust of the Registrant, which is a Delaware statutory trust, provides that a shareholder vote is not necessary for such a reorganization. The Funds’ Board of Trustees may determine that putting such a combination to a shareholder vote would not be a good use of a Fund’s assets because, after a Fund’s target retirement date, its asset allocation mix will be substantially similar to that of the In Retirement Strategy Fund. Thus, the Board of Trustees may conclude that by combining a Fund after its target retirement date with the In Retirement Strategy Fund, Fund shareholders would benefit from economies of scale and remain invested in a substantially similar fund without indirectly incurring the expenses related to preparing and mailing proxies and organizing and shareholder meeting.

The final sentence in the ninth paragraph of the section entitled “Risk/Return Summary — Principal Investment Strategies” states: “[s]hareholders will be notified prior to, but will not have to approve, such a combination.” Accordingly, the Funds respectfully submit that no additional disclosure is necessary.

Comment 12	The sub-caption “Risk of Investing in the Retirement Strategy Funds” contains a list, and discusses the risks of, investing in the Funds. If appropriate, discuss the risk that after each Fund’s target date it may experience net redemptions owing to an increased level of redemptions. Also discuss what affect this will have on operating expense ratios.

Response 12	The Funds do not believe that the risk of experiencing net redemptions at some point in the future is a current principal investment risk of investing in the Funds. All of the Funds, including the In Retirement Strategy Fund, are actively managed and intended to be long-term investment vehicles. The Funds note that the “Fees and Expenses of the Funds” table provides shareholders with the current expense ratios of the Funds as of the last fiscal year end. Since the Board of Trustees of the Funds monitors the expense ratios of the Funds and will make an assessment regarding a requisite review of such ratios, including potential waivers of fees, the addition of risk disclosure to the prospectus regarding the effect of significant net redemptions on expenses ratios, if appropriate, or other measures, the Funds do not believe that the addition of risk disclosure of the type suggested is necessary at this time. In addition, new funds are expected to be created in the future to accommodate later retirement dates and thus, the In Retirement Strategy Fund is expected to keep receiving new rollovers in notwithstanding the redemptions going out.

Comment 13	This sub-caption contains discussions of the risks of investing in affiliated and unaffiliated underlying funds. Disclose whether each Fund’s fundamental policies with respect to concentration, diversification and borrowing will be applied on a “look-through” basis, i.e., each Fund’s policies will be measured based on the activities of the underlying fund’s.

Response 13	The Funds have added the requested disclosure to the final paragraph of the section entitled “Investment Restrictions” in the Funds’ Statement of Additional Information. In addition, the Funds have added an operating policy not to invest more than 25% of its assets in any Underlying Fund that concentrates its investments in any industry.

Comment 14	Similarly, revise the discussion sub-captioned “Risks of Investing in the Underlying Funds” so as to indicate that such funds may cease operations, merge or combine with other funds or close to investors.

Response 14	The Funds have added the requested disclosure to the section entitled “Risk/Return Summary — Risks of Investing in the Retirement Strategy Funds — Risks of Investing in the Underlying Funds.”

Comment 15	The disclosure sub-captioned “Inflation Indexed Securities” indicates that such securities are unconventional. In this connection, explain briefly the manner in which the principal is subject to adjustment and whether the adjustments of principal or interest are conventional in nature or adjust in a multiple or a magnified manner, making these securities riskier than conventional bonds and similar to or resembling the effect of leverage.

Response 15	The principal and interest components on inflation indexed securities are adjusted periodically according to general movements of inflation in the country of issue. For example, the United States Treasury uses the Consumer Price Index for Urban Consumers as the inflation measure for U.S. issued TIPS. The adjustments are not in a multiple or a magnified manner. The Funds have revised the disclosure in the section referenced to make clear that both the principal payment and the interest payments are adjusted periodically.

Comment 16	Revise the fee table consistent with the following:

(a) the annual fund fees segment of the table applicable to each Fund should be revised so as to conform to the format requirements of Item 3, Instruction 3(f) of Form N-1A,

(b) delete the indicated clause from the following line item: “Total annual fund ~~and Underlying Fund~~ operating expenses,”

(c) explain, at an appropriate location, why Class C would be an appropriate investment for an investor retiring near the end of the target dates offered, particularly in light of the Rule 12b-1 fees,

(d) in addition, disclose whether Class C converts to Class A after a period of time,

(e)   in light of the disclosure in the asterisks footnote regarding waivers and reimbursements, confirm that the table and example reflect gross fees and expenses, confirm the agreement may not be terminated through the end of the disclosed period, confirm that the adviser or an affiliate may not recapture any waived amounts, and file the agreement as an exhibit to the registration statement,

(f) if any waived amounts may be recaptured, the term waiver should be changed to a term that more appropriately describes the arrangement, and

(g) add a footnote to the Annual Fund Operating Expenses segment which indicates that, to the extent that a Fund’s assets decrease over time, that Fund’s expense ratio would increase.

Response 16	(a) The Funds have made the requested revision.

(b) The Funds have made the requested deletion.

(c) The Funds believe that the prospectus currently describes the fees, including 12b-1 fees, associated with Class C Shares. As disclosed in the “Purchase of Shares” section of the prospectus, “[b]y offering multiple classes of shares, the Funds permit each investor to choose the class of shares that is most beneficial given the type of investor, the amount to be invested and the length of time the investor expects to hold the shares.” While a long-term investor seeking to hold this Fund to his/her retirement may not want to choose Class C Shares, not all investors have the same holding pattern intentions, thus such share class is offered by the Funds and the Funds believe that having the relevant disclosure regarding the fees, as described below, provides shareholders a basis for making the appropriate choice for them.

The disclosure as currently stated in the prospectus is as follows: Footnote 6 to the table in the section entitled “Fees and Expenses of the Funds” states: “While Class C Shares do not have any front-end sales charges, their higher ongoing annual expenses (due higher 12b-1 and service fees) mean that over time you could end up paying more for these shares than if you were to pay front-end sales charges for Class A Shares.” In addition, the second paragraph of the section entitled “Purchase of Shares — Distribution and Service Plan” states:

The amount of distribution fees and service fees varies among the classes offered by the Funds. Because these fees are paid out of each Fund’s respective assets on an ongoing basis, these fees will increase the cost of your investment in the respective Fund. By purchasing a class of shares subject to higher distribution fees and service fees, you may pay more over time than on a class of shares with other types of sales charge arrangements. Long-term shareholders may pay more than the economic equivalent of the maximum front-end sales charges permitted by the rules of the Financial Industry Regulatory Authority (“FINRA”).

Finally, the section entitled “Purchase of Shares — Class C Shares” describes the relevant sales charges applicable to Class C shareholders. Thus, the Funds respectfully submit that no additional disclosure is necessary.

(d) Class C Shares do not convert to Class A Shares after a period of time. Accordingly, the Funds respectfully submit that no additional disclosure is necessary.

(e) The Funds confirm that the table and example reflect gross fees and expenses. The Funds also confirm that the Adviser has voluntarily agreed to waive the fees as disclosed through the end of the disclosed period and that waived amounts may not be recaptured. The agreement to waive fees is a voluntary agreement which is part of the Board record and the public disclosure as noted, and thus is not subject to filing as an exhibit to the Registrant’s Registration Statement on Form N-1A. The Funds note that the Fee and Expenses Table as currently presented shows gross fees in the table, with the net fees and voluntary waiver shown in a footnote to the table, as consistent with Instructions 3(d) and 3(e) to Item 3 of Form N-1A. The Funds note that they have revised the footnote disclosure to make clear that the waiver is voluntary.

(f) As waived amounts may not be recaptured, the Funds respectfully submit that no changes are necessary.

(g) The Funds have added the requested disclosure to the section entitled “Risk/Return Summary — Risks of Investing in the Retirement Strategy Funds — Fund Selection Risk.”

Comment 17	Disclosure under the caption “Investment Objectives” states that: “Each Fund’s investment objective may be changed by its Board of Trustees without shareholder approval...” Add similar disclosure to the investment objective section of the summary.

Response 17	The Funds have added the requested disclosure to the section entitled “Risk/Return Summary — Investment Objectives.”

Comment 18	The discussion captioned “Principal Investment Strategies and Risks” should be revised to disclose, preferably in chart format, the amount or percentage of each Fund’s assets to be invested in each underlying fund.

Response 18	The chart in the section entitled “Risk/Return Summary — Principal Investment Strategies” discloses each Fund’s target allocation among (i) equity funds, (ii) fixed income funds and cash and (iii) alternative investment funds. The Funds do not believe that a further breakdown into the specific allocation between Underlying Funds would be relevant or helpful to shareholders because the Funds’ portfolio managers reserve the right to change the allocation to specific Underlying Funds based on market conditions, and the Underlying Funds in which the Funds will invest may change over time.

The Funds note that in the second paragraph below the chart, the Funds currently disclose the following:

“There is no minimum percentage in which a Fund must invest in any Underlying Fund; however, no Fund may invest more than 50% of its assets at the time of investment in any one Underlying Fund and no Fund may hold more than 25% of the outstanding voting securties of an Unaffilated Underlying Fund at the time of investment.”

Accordingly, the Funds respectfully submit that no additional disclosure is necessary.

Comment 19	Disclosure under this caption summarizes the type of investments to be made by underlying funds. Revise the Item 2 summary to provide a summary of the types of investments to be made by underlying equity, fixed income and alternative investment funds.

Response 19	The Funds have added the requested disclosure.

Comment 20	The third paragraph of the discussion sub-captioned “Convertible Securities” relates to rights and warrants. Clarify whether the paragraph reflects the view that such securities are convertible securities or that the underlying funds may create synthetic convertible securities based on these securities.

Response 20	The introductory sentence to this section says “[c]onvertible securities are bonds, notes, preferred stock, right, warrant or other security that may be converted into or exchanged for a prescribed amount of common stock or other security of the same or different issuer or into cash within a particular period of time at a specified price or formula.” The remainder of that paragraph describes general characteristics of convertible securities, the next paragraph describes enhanced convertibles or equity-linked convertible securities (i.e., synthetic convertibles), the next paragraph discusses rights and warrants and the remaining paragraphs discuss risks of convertible securities. The Funds have separated the first paragraph into two separate paragraphs to avoid confusion.

Comment 21	Revise the disclosure captioned “Other Investments By the Underlying Funds — Investment Companies” by adding the substance of the discussion on this topic appearing in the first and third paragraphs of the discussion captioned “Investment Objectives, Investment Strategies and Risks — Investment Company Securities” in the Statement of Additional Information (“SAI”).

Response 21	The Funds believe that the substance of the disclosure found in the Statement of Additional information in the section entitled “Investment Objectives, Investment Strategies and Risks — Investment Company Securities” is currently in the section of the prospectus entitled “Investment Objectives, Principal Investment Strategies and Risks — Other Investments by the Underlying Funds — Investment companies” in a more succinct, plain-English manner that is more easily understood by shareholders. Thus, the Funds respectfully submit that additional disclosure is not necessary.

Comment 22	The fifth paragraph under disclosure sub-captioned “Use of Derivatives” indicates that underlying funds may invest in structured notes and similar investments. In discussing such instruments the prospectus states that: “Changes in interest rates and movement of the factor may cause significant price fluctuations and changes in the reference factor may cause the interest rate on the structured note to be reduced to zero and any further changes in the reference factor may then reduce the principal amount payable on maturity.” If the movement of factors may have a magnified effect, making these securities riskier than conventional bonds, similar to or resembling the effect of leverage, add appropriate risk disclosure.

Response 22	The Funds have added the requested disclosure.

Comment 23	Revise the discussion captioned “Other Investments and Risk Factors” by adding disclosure which characterizes repurchase agreement as loans.

Response 23	The Funds’ Statement of Additional Information, under the section entitled “Investment Objectives, Investment Strategies and Risks — Repurchase Agreements” contains additional information regarding repurchase agreements, including disclosure substantially similar to that requested in Comment 23 above. The Funds note that engaging in repurchase agreements is not a principal investment strategy of the Funds nor is it a principal investment strategy of any of the Underlying Funds. Thus, the Funds respectfully submit that no additional prospectus disclosure is necessary.

Comment 24	Disclosure captioned “Investment Subadviser” indicates that the subadviser’s principal address is in London. Confirm that the subadviser is registered under the Investment Advisers Act of 1940. Disclose the fee paid to the subadviser.

Response 24	The Funds confirm that Morgan Stanley Investment Management Limited is registered under the Investment Advisers Act of 1940, as amended, as a registered investment adviser and an affiliate of the Adviser. The Funds note that the fee paid to the subadviser is “a portion of the net advisory fee that the Adviser receives from each Fund.” The only amount being paid out of each Fund’s average net assets is the amount to the Adviser and the Funds believe that this is the only amount that is relevant to shareholders. See instruction 3 to Item 5(a)(1) and Item 14(a)(3(i). The Funds have, however, added the proposed investment sub-advisory fee to the section of the Statement of Additional Information entitled “Investment Advisory Agreements.”

Comment 25	This disclosure does not list a portfolio manager associated with the advisor. All listed portfolio managers are associated with the subadviser. Explain to the staff the manner by which the advisor provides the services referred to in this disclosure.

Response 25	The Adviser is responsible for the overall management of the investments of the Funds, which includes overseeing the subadviser, as well as the portfolio managers of the Funds who are employed by the subadviser. The section entitled “Investment Advisory Services — Investment Adviser — Advisory agreement” explains that “[t]he Funds retain the Adviser to manage the investment of their assets and to place orders for the purchase and sale of their portfolio securities... The Adviser furnishes offices, necessary facilities and equipment and provides administrative services to the Funds.” In addition, the section entitled “Investment Advisory Services — Investment Subadviser — Subadvisory agreement” states: “The Adviser has entered into a subadvisory agreement with the Subadviser to assist the Adviser in performing its investment advisory functions.”

Comment 26	Delete the indicated clause from the following sentence: “The composition of the team may change ~~without notice~~ from time to time.”

Response 26	The Funds respectfully submit that the disclosure is consistent with the requirements of Form N-1A. Item 5(a)(2) requires disclosure of the persons “primarily responsible for the day-to-day management of the Fund’s portfolio (‘Portfolio Manager’),” and Item 15(a) requires certain disclosure regarding such persons’ management of other accounts. The Funds are managed by a team of investment professionals. The team may be comprised both of persons

“primarily responsible for the day-to-day management of the Fund’s portfolio” (any such persons are disclosed under Item 5(a)(2) and Item 15(a)) and persons who are not. The referenced disclosure states that the composition of the team may change without notice from time to time. We note supplementally that, notwithstanding the Fund’s disclosure that team members may change without notice, to the extent that a team member with primary responsibility for the day-to-day management of the Funds’ portfolio changes, the Funds intend to supplement each of their prospectus and statement of additional information with the information required by Item 5(a)(2) and Item 15(a) for such team member. That is, if a Fund either (i) removes a person who is currently listed in the prospectus as primarily responsible for the day-to-day management of that Fund’s portfolio or (ii) names a new person who will be primarily responsible for the day-to-day management of that Fund’s portfolio, the Funds intend to file a prospectus supplement to update their name, title, and length of service of the person with the Fund or the Adviser, and that person’s business experience during the past 5 years; and SAI supplement to state the number of registered investment companies, pooled investment vehicles and other accounts managed by such person, and the total assets managed in each, as well as such person’s ownership in the Fund.

To avoid confusion, the Funds have revised the disclosure to state, “The composition of the team may change without notice (except that shareholders will receive notice of a change in those members who are primarily responsible for the day-to-day management of each Fund) from time to time.”

Comment 27	Disclosure captioned: “General” states that: “No offer is made in this Prospectus of shares of any of the Underlying Funds.” Disclose whether shares of these funds may nevertheless be acquired in the market place, subject to any applicable eligibility requirements of those funds. Disclose the class of shares the Funds will purchase.

Response 27	The Funds respectfully submit that they are not in a position to make a statement about the availability of certain Underlying Funds and the Funds do not believe it is appropriate for them to do so. The Funds have added the requested disclosure about selecting an appropriate class of shares of each Underlying Fund.

Comment 28	Combine the discussions captioned “Distribution Plan and Service Plan” and the sales charge disclosure beginning on page 31. See Form N-lA, General Instructions C.3.(a).

Response 28	The Funds believe that they are currently following General Instruction C.3(a) to Form N-1A. Such instruction states:
“Disclose the information required by Item 7 (Distribution Arrangements) in one place in the prospectus...” The section entitled “Purchase of Shares — Distribution Plan and Service Plan” and the sales charge disclosure beginning on page 31 of the prospectus are in the same place in the prospectus: the section entitled “Purchase of Shares.” In addition, the Funds believe that the order in which the sections are currently arranged makes the prospectus easy for shareholders to read and understand. Thus, the Funds respectfully submit that no additional disclosure is necessary.

Comment 29	The third paragraph of the disclosure captioned “How to Buy Shares” states that: “As described in the “Risk/Return Summary” and “Investment Advisory Services”, each of the Funds currently expects to invest primarily in Affiliated Underlying Funds and in certain Russell Underlying Funds.” The referenced discussions should be revised to expressly refer to the Russell Underlying Funds. Disclosure in this paragraph also indicates that Russell Investment Management Company (“RIMC”) pays an amount equal to 0.25% of the average daily net assets of that portion of the Funds’ assets invested in Russell Underlying Funds for certain distribution and marketing related services. The latter disclosure appears to reveal a conflict involving RIMC as subadviser to the Funds to the extent it controls the level of advisory fees or subadvisory fees it receives depending upon its determination to recommend that Fund assets be invested in underlying Van Kampen or Russell funds. Disclose this conflict and how the Board will monitor it. In this connection, advise the staff whether there will be any overlap of officers and trustees serving as such for both the Funds and the underlying funds. In addition, please explain to the staff the basis upon which the payment of the 0.25% fee is consistent with the requirements of § 17(e) of the 1940 Act.

Response 29	The Funds have revised the section headings in the section entitled “Investment Advisory Services” to clarify that that there are three relationships being described therein — the “Investment Adviser to the Funds,” the “Investment Subadviser to the Funds” and the “Management of the Underlying Funds”. By correcting the section headings, it is clear that RIMC is not a subadviser to the Funds; RIMC is the manager to the Russell Underlying Funds. It is the Adviser (Van Kampen Asset Management) and Subadviser (Morgan Stanley Investment Management Limited) that determine what Fund assets are to be invested in each Underlying Fund. References specific to those Underlying Funds managed by RIMC have been changed to expressly use the previously defined term “Russell Underlying Funds”.

With respect to your comment about Section 17(e), the Funds note that such issue has been discussed with the Office of Chief Counsel in connection in the Funds’ exemptive order application seeking exemptive relief from Section 12(d)(1)(A), Section 12(d)(1)(B), and Section 17(a) (which has been filed with the staff of the Commission on March 7, 2008). As a result of these discussions, RIMC will not make revenue sharing payments to Van Kampen Asset Management or Van Kampen Funds Inc., as was described in the Registrant’s initial registration statement filing. However, RIMC (or one of its affiliates) may make revenue sharing payments directly to certain affiliated and unaffiliated authorized dealers in connection with the sale or retention of the Funds’ shares and/or shareholder servicing, which is described in Pre-Effective Amendment No. 1 to the Registrant’s registration statement filing. We believe we have resolved this issue with the Office of Chief Counsel and the Funds have revised the disclosure accordingly.

Comment 30	Later disclosure states the following: “The Funds and the Distributor reserve the right to reject or limit any order to purchase any Fund shares through exchange or otherwise and to close any shareholder account.” Explain the meaning of the underlined disclosure. If, as suggested, any account may be closed for any reason, or for no reason, disclose that fact. Explain to the staff the legal basis for this view.

Response 30	The disclosure is intended to provide the Funds the basis to close a shareholder account which has been suspected of persistent market timing or other abuses and is intended to provide maximum flexibility to the Funds to address what it perceives as abuses.

The Funds have revised the disclosure to state: “The Funds and the Distributor reserve the right to reject or limit any order to purchase any Fund shares through exchange or otherwise and to close any shareholder account when they believe it is in the best interests of a Fund.”

Comment 31	The reinstatement privilege is discussed under the caption “Other Purchase Programs — Reinstatement Privilege.” The privilege is limited to participating funds. Revise the disclosure to indicate how an investor obtains information as to the funds in the complex that participate.

Response 31	The Funds have added the requested disclosure.

Statement of Additional Information

Comment 32	Disclosure sub-captioned “INVESTMENT OBJECTIVES, INVESTMENT STRATEGIES AND RISKS — Non-Diversification” states: “The Funds and certain of the Underlying Funds are “non-diversified” investment companies...” Change the underlined term to “most” to conform this discussion to prospectus disclosure on this topic.

Response 32	The Funds believe that the disclosure referenced is consistent with prospectus disclosure on this topic. In the “Risk/Return Summary — Risks of Investing in the Retirement Strategy Funds — Diversification status and associated risks” states the following: “[h]owever, because each Fund implements its asset allocation strategy by investing in different types of Underlying Funds and because most of the Underlying Funds are themselves diversified, it is expected that the Funds are subject to less non-diversified risk than other types of non-diversified funds not pursuing this kind of strategy.” Thus, the Funds do not believe that no revision to the disclosure is necessary.

Comment 33	Revise the discussion captioned “Illiquid Securities” so as to indicate any applicable percentage limited regarding these investments.

Response 33	The Funds have made the requested revision to the “Investment Objectives, Investment Strategies and Risks — Illiquid Securities” section of the Statement of Additional Information.

Comment 34	Revise the discussion sub-captioned “Futures Contracts — Currency Forward Contracts and Currency Futures” to indicate that underlying funds may be required to maintain segregated liquid assets in connection with these transactions.

Response 34	The fourth paragraph of the section entitled “Strategic Transactions — Futures Contracts,” which is the same section which is referenced in Comment 34 above, states:

In addition, the Underlying Fund may be required maintain segregated liquid assets in order to cover futures transactions. The Underlying Fund will segregate liquid assets in an amount equal to the difference between the market value of futures contract entered into by the Underlying Fund and the aggregate value of the initial and variation margin payments made by the Underlying Fund with respect to such contract.

In addition, the first paragraph of the section entitled “Strategic Transactions — Regulatory Matters” states:

As described herein, the Underlying Fund may be required to cover its potential economic exposure to certain derivatives transactions by holding an offsetting financial position and/or segregating liquid assets equal in value to the Underlying Fund’s potential economic exposure under the transaction. The Underlying Fund will cover such transactions as described herein or in such other manner as may be in accordance with applicable laws and regulations. Assets used to cover derivatives transactions cannot be sold while the derivatives position is open, unless they are replaced by other appropriate assets. Segregated liquid assets and assets held in margin accounts are not otherwise available to the Underlying Fund for investment purposes. If a large portion of the Underlying Fund’s assets are used to cover derivatives transactions or otherwise segregated, it could affect portfolio management or the Underlying Fund’s ability to meet redemption requests or other current obligations.

Accordingly, the Funds respectfully submit that no additional disclosure is necessary.

Comment 35	Add the substance of the disclosure under the caption “Combined Transactions” to the prospectus.

Response 35	Entering into combined transactions is not a principal investment strategy of any of the Funds or the Underlying Funds. Thus, the Funds respectfully submit that it is not necessary to add disclosure regarding combined transactions to the prospectus.

Comment 36	Restrictions 1 and 3 contain catch-all provisions permitting the Fund to engage in the indicated activity to the extent permitted by the statute, rules, exemptions, etcetera. At an appropriate location add disclosure indicating what is currently permitted.

Response 36	The Funds have added the requested disclosure.

Comment 37	Revise Investment Restriction 3 by deleting clause (b).

Response 37	The Fund have deleted clause (b) from Investment Restriction 3, as requested and have added the following disclosure to the section entitled “Investment Restrictions”:

When market conditions dictate a temporary defensive strategy, as described in the Funds’ prospectus, the Funds may deviate temporarily from fundamental and non-fundamental investment policies without a shareholder vote or without prior contemporaneous notification to shareholders during exigent situations.

Part C — Signature Page

Comment 38	The signature page is not correct and must be revised. Confirm that the board resolution supporting the signature of Mr. Ronald Robison on behalf of the Trust will be included as an exhibit as required by Rule 483(b) under the Securities Act.

Response 38	The Funds respectfully submit that the signature page conforms to Form N-1A, and thus no revisions are necessary. In addition, Rule 483(b) under the Securities Act is not applicable to Mr. Robison’s signing the Registration Statement because he signed it in his capacity as sole Trustee of the Trust and not pursuant to a power of attorney granted by a Board of Trustees. For any subsequent filing for which Rule 483(b) is relevant, the Funds will comply with such Rule.
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     In connection with the effectiveness of the Registration Statement, the Funds acknowledge that the disclosure included in the Registration Statement is the responsibility of the Funds. The Funds further acknowledge that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Funds will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions concerning our responses to your comments, please direct them to Edward Meehan at (212) 296-6982 or the undersigned at (312) 407-0863.

Sincerely,

/s/ Charles B. Taylor